UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 _______________

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 12)


                   America Movil, S.A. de C.V. (the "Issuer")
--------------------------------------------------------------------------------
                                (Name of Issuer)


         American Depositary Shares ("L Share ADSs"), each representing
                        20 Series L Shares ("L Shares")
 American Depositary Shares ("A Share ADSs"), each representing
                        20 Series A Shares ("A Shares")
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                          02364W105 for L Share ADSs(1)
                          02364W204 for A Share ADSs(2)
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Rafael Robles Miaja
                             Galicia y Robles, S.C.
                                Torre del Bosque
                  Boulevard Manuel Avila Camacho No. 24 piso 7
                         Mexico 11000, Distrito Federal
                                 (525) 5540-9225
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 30, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
                               following box |_|


---------------------
(1) CUSIP number is for the L Share ADSs only. No CUSIP number exists for the underlying L Shares since such shares are not traded in the United States.

(2) CUSIP number is for the A Share ADSs only. No CUSIP number exists for the underlying A Shares since such shares are not traded in the United States.

CUSIP No. 02364W105 L Share ADSs          13D
          02364W204 A Share ADSs

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Carlos Slim Helu

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) |_|
                                                                         (b) |_|

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF (See Item 3)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                     |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

                            7   SOLE VOTING POWER

                                40,000 A Shares and 100,000 L Shares
                                (See Items 5(a) and 5(b))
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY     8   SHARED VOTING POWER
  EACH REPORTING PERSON
          WITH                  48,139,030 A Shares and 3,525,390,539 L Shares
                                (See Items 5(a) and 5(b))

                            9   SOLE DISPOSITIVE POWER

                                40,000 A Shares and 100,000 L Shares
                                (See Items 5(a) and 5(d))

                           10   SHARED DISPOSITIVE POWER

                                48,139,030 A Shares and 3,525,390,539 L Shares
                                (See Items 5(a) and 5(d))

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    48,179,030 A Shares and 3,525,490,539 L Shares (See Item 5(a))

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    |X|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    17.9% of A Shares and 36.2% of L Shares (See Item 5(a))

14  TYPE OF REPORTING PERSON

    IN

CUSIP No. 02364W105 L Share ADSs          13D
          02364W204 A Share ADSs

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Carlos Slim Domit

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) |_|
                                                                         (b) |_|

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF (See Item 3)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                     |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

                            7   SOLE VOTING POWER

                                8,132 L Shares (See Items 5(a) and 5(b))
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY     8   SHARED VOTING POWER
  EACH REPORTING PERSON
          WITH                  48,139,030 A Shares and 3,525,390,539 L Shares
                                (See Items 5(a) and 5(b))

                            9   SOLE DISPOSITIVE POWER

                                8,132 L Shares (See Items 5(a) and 5(d))

                           10   SHARED DISPOSITIVE POWER

                                48,139,030 A Shares and 3,525,390,539 L Shares
                                (See Items 5(a) and 5(d))

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    48,139,030 A Shares and 3,525,398,671 L Shares (See Item 5(a))

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    |X|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    17.9% of A Shares and 36.2% of L Shares (See Item 5(a))

14  TYPE OF REPORTING PERSON

    IN

CUSIP No. 02364W105 L Share ADSs          13D
          02364W204 A Share ADSs

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Marco Antonio Slim Domit

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) |_|
                                                                         (b) |_|

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF (See Item 3)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                     |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

                            7   SOLE VOTING POWER

                                8,132 L Shares (See Items 5(a) and 5(b))
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY     8   SHARED VOTING POWER
  EACH REPORTING PERSON
          WITH                  48,139,030 A Shares and 3,525,390,539 L Shares
                                (See Items 5(a) and 5(b))

                            9   SOLE DISPOSITIVE POWER

                                8,132 L Shares (See Items 5(a) and 5(d))

                           10   SHARED DISPOSITIVE POWER

                                48,139,030 A Shares and 3,525,390,539 L Shares
                                (See Items 5(a) and 5(d))

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    48,139,030 A Shares and 3,525,398,671 L Shares (See Item 5(a))

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    |X|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    17.9% of A Shares and 36.2% of L Shares (See Item 5(a))

14  TYPE OF REPORTING PERSON

    IN

CUSIP No. 02364W105 L Share ADSs          13D
          02364W204 A Share ADSs

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Patrick Slim Domit

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) |_|
                                                                         (b) |_|

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF (See Item 3)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                     |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

                            7   SOLE VOTING POWER

                                8,134 L Shares (See Items 5(a) and 5(b))
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY     8   SHARED VOTING POWER
  EACH REPORTING PERSON
          WITH                  48,139,030 A Shares and 3,525,390,539 L Shares
                                (See Items 5(a) and 5(b))

                            9   SOLE DISPOSITIVE POWER

                                8,134 L Shares (See Items 5(a) and 5(d))

                           10   SHARED DISPOSITIVE POWER

                                48,139,030 A Shares and 3,525,390,539 L Shares
                                (See Items 5(a) and 5(d))

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    48,139,030 A Shares and 3,525,398,673 L Shares (See Item 5(a))

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    |X|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    17.9% of A Shares and 36.2% of L Shares (See Item 5(a))

14  TYPE OF REPORTING PERSON

    IN

CUSIP No. 02364W105 L Share ADSs          13D
          02364W204 A Share ADSs

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Maria Soumaya Slim Domit

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) |_|
                                                                         (b) |_|

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF (See Item 3)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                     |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

                            7   SOLE VOTING POWER

                                8,134 L Shares (See Items 5(a) and 5(b))
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY     8   SHARED VOTING POWER
  EACH REPORTING PERSON
          WITH                  48,139,030 A Shares and 3,525,390,539 L Shares
                                (See Items 5(a) and 5(b))

                            9   SOLE DISPOSITIVE POWER

                                8,134 L Shares (See Items 5(a) and 5(d))

                           10   SHARED DISPOSITIVE POWER

                                48,139,030 A Shares and 3,525,390,539 L Shares
                                (See Items 5(a) and 5(d))

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    48,139,030 A Shares and 3,525,398,673 L Shares (See Item 5(a))

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    |X|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    17.9% of A Shares and 36.2% of L Shares (See Item 5(a))

14  TYPE OF REPORTING PERSON

    IN

CUSIP No. 02364W105 L Share ADSs          13D
          02364W204 A Share ADSs

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Vanessa Paola Slim Domit

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) |_|
                                                                         (b) |_|

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF (See Item 3)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                     |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

                            7   SOLE VOTING POWER

                                498,134 L Shares (See Items 5(a) and 5(b))
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY     8   SHARED VOTING POWER
  EACH REPORTING PERSON
          WITH                  48,139,030 A Shares and 3,525,390,539 L Shares
                                (See Items 5(a) and 5(b))

                            9   SOLE DISPOSITIVE POWER

                                498,134 L Shares (See Items 5(a) and 5(d))

                           10   SHARED DISPOSITIVE POWER

                                48,139,030 A Shares and 3,525,390,539 L Shares
                                (See Items 5(a) and 5(d))

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    48,139,030 A Shares and 3,525,888,673 L Shares (See Item 5(a))

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    |X|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    17.9% of A Shares and 36.2% of L Shares (See Item 5(a))

14  TYPE OF REPORTING PERSON

    IN

CUSIP No. 02364W105 L Share ADSs          13D
          02364W204 A Share ADSs

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Johanna Monique Slim Domit

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) |_|
                                                                         (b) |_|

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF (See Item 3)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                     |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

                            7   SOLE VOTING POWER

                                570,134 L Shares (See Items 5(a) and 5(b))
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY     8   SHARED VOTING POWER
  EACH REPORTING PERSON
          WITH                  48,139,030 A Shares and 3,525,390,539 L Shares
                                (See Items 5(a) and 5(b))

                            9   SOLE DISPOSITIVE POWER

                                570,134 L Shares (See Items 5(a) and 5(d))

                           10   SHARED DISPOSITIVE POWER

                                48,139,030 A Shares and 3,525,390,539 L Shares
                                (See Items 5(a) and 5(d))

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    48,139,030 A Shares and 3,525,960,637 L Shares (See Item 5(a))

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    |X|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    17.9% of A Shares and 36.2% of L Shares (See Item 5(a))

14  TYPE OF REPORTING PERSON

    IN

CUSIP No. 02364W105 L Share ADSs          13D
          02364W204 A Share ADSs

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    America Telecom, S.A. de C.V.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) |_|
                                                                         (b) |_|

3   SEC USE ONLY

4   SOURCE OF FUNDS

    OO and WC (See Item 3)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                     |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

                            7   SOLE VOTING POWER

                            8   SHARED VOTING POWER
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY         48,139,030 A Shares and 3,525,390,539 L Shares
  EACH REPORTING PERSON         (See Items 5(a) and 5(b))
          WITH
                            9   SOLE DISPOSITIVE POWER

                           10   SHARED DISPOSITIVE POWER

                                48,139,030 A Shares and 3,525,390,539 L Shares
                                (See Items 5(a) and 5(d))

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    48,139,030 A Shares and 3,525,390,539 L Shares (See Item 5(a))

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    |_|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    17.9% of A Shares and 36.1% of L Shares (See Item 5(a))

14  TYPE OF REPORTING PERSON

    HC

CUSIP No. 02364W105 L Share ADSs          13D
          02364W204 A Share ADSs

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Grupo Financiero Inbursa, S.A. de C.V.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) |_|
                                                                         (b) |_|

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC and AF (See Item 3)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                     |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

                            7   SOLE VOTING POWER

                            8   SHARED VOTING POWER
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY         16,372,036 L Shares (See Items 5(a) and 5(b))
  EACH REPORTING PERSON
          WITH              9   SOLE DISPOSITIVE POWER

                           10   SHARED DISPOSITIVE POWER

                                16,372,036 L Shares (See Items 5(a) and 5(d))


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    16,372,036 L Shares (See Item 5(a))

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    |_|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.2% of L Shares (See Item 5(a))

14  TYPE OF REPORTING PERSON

    HC

CUSIP No. 02364W105 L Share ADSs          13D
          02364W204 A Share ADSs

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Carso Global Telecom, S.A. de C.V.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) |_|
                                                                         (b) |_|

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF (See Item 3)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                     |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

                            7   SOLE VOTING POWER

                                -0-

                            8   SHARED VOTING POWER
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY         -0-
  EACH REPORTING PERSON
          WITH              9   SOLE DISPOSITIVE POWER

                                -0-

                           10   SHARED DISPOSITIVE POWER

                                -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    -0- (See Items 5(c)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    |X|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    -0-

14  TYPE OF REPORTING PERSON

    HC

CUSIP No. 02364W105 L Share ADSs          13D
          02364W204 A Share ADSs

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Trust No. F/0008 (the "Telmex Trust")

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) |_|
                                                                         (b) |_|

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC (See Item 3)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                     |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

                            7   SOLE VOTING POWER

                                173,150,000 L Shares (See Items 5(a) and 5(b))

                            8   SHARED VOTING POWER
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON
          WITH              9   SOLE DISPOSITIVE POWER

                                173,150,000 L Shares (See Items 5(a) and 5(d))

                           10   SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    173,150,000 L Shares (see Item 5(a))

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    |_|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.0% of L Shares (see Item 5(a))

14  TYPE OF REPORTING PERSON

    EP

CUSIP No. 02364W105 L Share ADSs          13D
          02364W204 A Share ADSs

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Trust No. F/0395 (the "Telnor Trust")

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) |_|
                                                                         (b) |_|

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC (See Item 3)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                     |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

                            7   SOLE VOTING POWER

                                2,385,000 L Shares (See Items 5(a) and 5(b))

                            8   SHARED VOTING POWER
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON
          WITH              9   SOLE DISPOSITIVE POWER

                                2,385,000 L Shares (See Items 5(a) and 5(d))

                           10   SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,385,000 L Shares (see Item 5(a))

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    |_|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.0% of L Shares (see Item 5(a))

14  TYPE OF REPORTING PERSON

    EP

CUSIP No. 02364W105 L Share ADSs          13D
          02364W204 A Share ADSs

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Fundacion Telmex, A.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) |_|
                                                                         (b) |_|

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC (See Item 3)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                     |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

                            7   SOLE VOTING POWER

                                20,000,000 L Shares (See Items 5(a) and 5(b))

                            8   SHARED VOTING POWER
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON
          WITH              9   SOLE DISPOSITIVE POWER

                                20,000,000 L Shares (See Items 5(a) and 5(d))

                           10   SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    20,000,000 L Shares (see Item 5(a))

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    |_|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.2% of L Shares (see Item 5(a))

14  TYPE OF REPORTING PERSON

    PN

CUSIP No. 02364W105 L Share ADSs          13D
          02364W204 A Share ADSs

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Asociacion Carso, A.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) |_|
                                                                         (b) |_|

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC (See Item 3)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                     |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

                            7   SOLE VOTING POWER

                                5,000,000 L Shares (See Items 5(a) and 5(b))

                            8   SHARED VOTING POWER
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON
          WITH              9   SOLE DISPOSITIVE POWER

                                5,000,000 L Shares (See Items 5(a) and 5(d))

                           10   SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,000,000 L Shares (see Item 5(a))

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    |_|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.1% of L Shares (see Item 5(a))

14  TYPE OF REPORTING PERSON

    PN

Item 1.           Security and Issuer.

                  This Amendment No. 12 (the "Twelfth Amendment") amends the
Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on March 8, 2001 (the "Schedule 13D"), as subsequently amended, by the Reporting Persons (as defined in the Schedule 13D), with respect to the American Depositary Shares ("L Share ADSs"), each representing 20 Series L Shares ("L Shares"), and the American Depositary Shares ("A Share ADSs"), each representing 20 Series A Shares ("A Shares"), of America Movil, S.A. de C.V. (the "Issuer"). Capitalized terms used but not otherwise defined in this Twelfth Amendment have the meanings ascribed to such terms in the Schedule 13D, as amended.

Item 3.           Source and Amount of Funds or Other Consideration.

                  America Telecom purchased the 100,000,000 L Shares previously reported as beneficially owned by CGT pursuant to Rule 13d-3(d)(1) in Amendment No. 11 to the Schedule 13D filed with the Commission on August 10, 2004 ("Amendment No. 11"), for an aggregate amount of US$168,950,000 on August 30, 2004. The funds utilized to purchase such L Shares were obtained from the working capital of America Telecom.

Item 4.           Purpose of Transaction.

                  As discussed in Item 4 of the Schedule 13D filed by the Reporting Persons with the Commission on May 16, 2001, CGT and SBC International, Inc. ("SBC") were parties to a series of agreements (the "AM Agreements") which govern the ownership and voting of any and all future AA Shares, no par value (collectively, the "AA Shares"), of the Issuer, owned by such persons. Pursuant to the Spin-Off, America Telecom has succeeded to the rights and obligations of CGT under the AM Agreements. As of the date hereof, America Telecom currently owns, in the aggregate, approximately 69% of the issued and outstanding AA Shares.

                  Through its beneficial ownership of A Shares and AA Shares, America Telecom may be deemed to control the Issuer. Except as set forth in this statement, none of the Reporting Persons currently has plans or proposals, which relate to or which would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. However, from time to time the Reporting Persons may evaluate the possibility of acquiring additional A Shares and L Shares, disposing of A Shares and L Shares, or entering into corporate transactions involving the Issuer (including, but not limited to, joint ventures and/or other commercial arrangements with the Issuer). The Reporting Persons reserve the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule 13D, to the extent deemed advisable by the Reporting Persons.

Item 5.           Interest in Securities of the Issuer.


                  (a) The Reporting Persons have the following interests in A Shares and L Shares:

                                                A Shares(1)                           L Shares(2)
                                       ------------------------------        ------------------------------
                                         Number            % of Class          Number            % of Class
                                       ----------          ----------        ----------          ----------
Carlos Slim Helu(3)...............     48,179,030            17.9%           3,525,490,539         36.2%
Carlos Slim Domit(4)..............     48,139,030            17.9%           3,525,398,671         36.2%
Marco Antonio Slim Domit(5).......     48,139,030            17.9%           3,525,398,671         36.2%
Patrick Slim Domit(6).............     48,139,030            17.9%           3,525,398,673         36.2%
Maria Soumaya Slim Domit(7).......     48,139,030            17.9%           3,525,398,673         36.2%
Vanessa Paola Slim Domit(8).......     48,139,030            17.9%           3,525,888,673         36.2%
Johanna Monique Domit(9)..........     48,139,030            17.9%           3,525,960,637         36.2%
America Telecom(10)...............     48,139,030            17.9%           3,525,390,539         36.1%
GFI...............................            --             --                 16,372,036          0.2%
Telmex Trust......................            --             --                173,150,000          2.0%
Telnor Trust......................            --             --                  2,385,000          0.0%
Fundacion Telmex..................            --             --                 20,000,000          0.2%
Asociacion Carso..................            --             --                  5,000,000          0.1%

(1) Based upon 269,562,585 A Shares outstanding as of August 30, 2004, as reported by the Issuer. Includes A Shares held in the form of A Share ADSs. Except as otherwise indicated, all A Shares are held in the form of A Shares.

(2) Based upon 8,523,501,728 L Shares outstanding as of August 30, 2004, as reported by the Issuer. Includes L Shares held in the form of L Share ADSs. In the case of the Slim Family and America Telecom, L Share totals and percentages assume that all of the A Shares and 1,159,211,303 AA Shares held by the relevant Reporting Persons have been converted into L Shares in accordance with the restrictions set forth in Item 4 of Amendment No. 1 to
     Schedule 13D filed by the Reporting Persons with the SEC on May 16, 2001. Except as otherwise indicated, all L Shares are held in the form of L Shares.

(3) Includes 40,000 A Shares and 100,000 L Shares (assuming conversion of the 40,000 A Shares) owned directly by Carlos Slim Helu, as well as A Shares and L Shares beneficially owned through GFI and America Telecom by trusts for the benefit of the Slim Family (the "Family Trust Shares"). All A Shares and L Shares owned by such trusts are deemed to be beneficially owned by each member of the Slim family that is a beneficiary of such trusts. Thus, beneficial ownership of A Shares and L Shares is deemed to be shared by each member of the Slim family.

(4) Includes 8,132 L Shares owned directly by Carlos Slim Domit, as well as the Family Trust Shares.

(5) Includes 8,132 L Shares owned directly by Marco Antonio Slim Domit, as well as the Family Trust Shares.

(6) Includes 8,134 L Shares owned directly by Patrick Slim Domit, as well as the Family Trust Shares.

(7) Includes 8,134 L Shares owned directly by Maria Soumaya Slim Domit, as well as the Family Trust Shares.

(8) Includes 498,134 L Shares owned directly by Vanessa Paola Slim Domit and her spouse, as well as the Family Trust Shares.

(9) Includes 570,134 L Shares owned directly by Johanna Monique Slim Domit and her spouse, as well as the Family Trust Shares.

(10) Assumes that America Telecom has purchased all of the L Shares that it is obligated to purchase under the Forward Share Purchase Transactions described in Item 6 of this statement. Includes a total of 1,632,214,660 L Shares held in the form of L Share ADSs.

                  (b) Because the Slim Family beneficially owns a majority of the outstanding voting equity securities of America Telecom, Carso, GFI and CGT, the Slim Family may be deemed to share the power to vote or dispose of, or to direct the voting or disposition of, any A Shares or L Shares owned by such persons (including those beneficially owned by the Telmex Trust, the Telnor Trust, Fundacion Telmex and Asociacion Carso). Except as otherwise disclosed herein, none of the Reporting Persons shares voting or disposition power with respect to any of the A Shares or L Shares owned by the Reporting Persons.

                  (c) On August 30, 2004, America Telecom purchased 100,000,000 L Shares for an aggregate amount of US$168,950,000, or US$1.6895 per L Share. These shares were previously reported as beneficially owned by CGT pursuant to a put and call option with JPMorgan Chase.

                  (d) Because the Slim Family beneficially owns a majority of the outstanding voting equity securities of America Telecom, Carso, GFI and CGT, the Slim Family may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any A Shares or L Shares owned by such persons (including the Telmex Trust, the Telnor Trust, Fundacion Telmex and Asociacion Carso). Except as otherwise disclosed herein, no person other than the Reporting Persons has or will have any right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any A Shares or L Shares owned by the Reporting Persons.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  America Telecom has entered into Forward Share Purchase Transactions pursuant to which it is obligated to buy L Shares (in the form of L Shares ADSs) from a counterparty on the terms specified below. The L Shares that are the subject of each contract listed below were sold to the counterparty at the inception of such contract, but for the purposes of this statement are treated as beneficially owned by America Telecom.

                                                         Number of       Purchase Price
Counterparty                 Maturity Date                L Shares         per L Share        Interest Rate
------------                 -------------                --------         -----------        -------------
JPMorgan Chase               October 21, 2005           143,300,000           0.6978        LIBOR + 1.25% per
                                                                                                  annum

JPMorgan Chase               December 19, 2005           55,555,560           0.7200        LIBOR + 1.25% per
                                                                                                  annum

Wachovia Bank National       February 7, 2006           113,555,720           0.7045        LIBOR + 0.70% per
Association                                                                                       annum

JPMorgan Chase               February 7, 2006            40,828,640           0.6250        LIBOR + 1.25% per
                                                                                                  annum

JPMorgan Chase               March 29, 2006             219,620,000           0.6830        LIBOR + 1.10% per
                                                                                                  annum

JPMorgan Chase               October 2, 2006             86,582,000           1.1550        LIBOR + 0.80% per
                                                                                                  annum

Santander Central Hispano    April 10, 2008             136,800,000           0.7310        LIBOR + 1.10% per
Benelux S.A.N.V.                                                                                  annum

Santander Central Hispano    September 20, 2008         109,290,000           0.9150        LIBOR + 1.05% per
Benelux S.A.N.V.                                                                                  annum

Santander Central Hispano    October 10, 2008            86,806,000           1.1520        LIBOR + 0.80% per
Benelux S.A.N.V.                                                                                  annum

Santander Central Hispano    February 24, 2009           56,545,100           1.769         LIBOR + 0.66% per
Benelux S.A.N.V.                                                                                  annum

Dresdner Bank A.G.           March 5, 2009               55,050,940           1.817         LIBOR + 0.65% per
                                                                                                  annum
Santander Central            May 5, 2009                 28,571,440           1.750         LIBOR + 0.62% per
Hispano Benelux                                                                                   annum
S.A.N.V.

Santander Central            June 15, 2009               27,056,280           1.845         LIBOR + 0.62% per
Hispano Benelux                                                                                   annum
S.A. N.V.

Wachovia Bank National       September 1, 2009           59,189,120           1.6895       LIBOR + 0.625% per
Association                                                                                       annum


                  Other than as disclosed herein and in Item 4 of this statement, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to A Shares or L Shares.

Item 7.           Material to be Filed as Exhibits.


* The Powers of Attorney filed as exhibits to Amendment No. 3 to the Schedule 13D and Amendment No. 9 to the Schedule 13D and the Joint Filing Agreement filed as an exhibit to Amendment No. 9 to the Schedule 13D filed by the Reporting Persons are hereby incorporated herein by reference.

                                    SIGNATURE

          After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Carlos Slim Helu

         ----------------------------------------

         Carlos Slim Domit                          By: /s/ Eduardo Valdes Acra
                                                        -----------------------
         ----------------------------------------       Eduardo Valdes Acra
                                                        Attorney-in-Fact
         Marco Antonio Slim Domit                       September 2, 2004

         ----------------------------------------

         Patrick Slim Domit

         ----------------------------------------

         Maria Soumaya Slim Domit

         ----------------------------------------

         Vanessa Paola Slim Domit

         ----------------------------------------

         Johanna Monique Slim Domit

         ----------------------------------------

         AMERICA TELECOM, S.A. DE C.V.


         ----------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

         CARSO GLOBAL TELECOM, S.A. DE C.V.


         ----------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

         GRUPO FINANCIERO INBURSA, S.A. DE C.V.


         ----------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

         BANCO INBURSA S.A.,
         INSTITUCION DE BANCA
         MULTIPLE, GRUPO FINANCIERO
         INBURSA, DIVISION
         FIDUCIARIA, AS TRUSTEE
         OF TRUST NO. F/0008

         ----------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

         BANCO INBURSA S.A.,
         INSTITUCION DE BANCA
         MULTIPLE, GRUPO FINANCIERO
         INBURSA, DIVISION
         FIDUCIARIA, AS TRUSTEE
         OF TRUST NO. F/0395


         ----------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

         FUNDACION TELMEX, A.C.


         ----------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

         ASOCIACION CARSO, A.C.


         ----------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact